November 7, 2006

Steven Jacobs
Securities and Exchange Commission
Staff Accountant
Division of Corporation Finance

RE: eTelcharge.com
Form 10-KSB for the year ended December 31, 2005 and Form 10-QSB for the quarters ended March 31, 2006 and June 30, 2006
File no. 000-30479

Dear Mr. Jacobs:

We have reviewed your comments regarding the above referenced filings and have submitted amendments on EDGAR. Please be advised of the following:

1.
We have submitted our amended filing for the complete Statement of Changes in Stockholders’ Deficit for the year ended December 31, 2005. Also, footnote 9 summarizes all share activity since inception. This note ties to the Statement of Changes in Stockholders’ Deficit and the Balance Sheet less amounts for imputed interest and a deemed distribution which did not effect the number of shares outstanding.

2.
We have submitted an amendment for Form 10KSB for the year ended December 31, 2005, the quarters ended March 31, 2006 and June 30, 2006 that includes a corrected certification as required by Item 601 (b)(31) of Regulation S-B.

eTelcharge.com acknowledges that:

•	the is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to the disclosure in response to staff comments do not foreclose the Commission for taking any action with respect to the filings; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.

Sincerely,

By:	/s/ Michelle Sherman
Michelle Sherman
Financial Officer